# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Private Credit Income Corp., CIK 0001954360
CUSIP: CPC7033CZ
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001062993-25-002375
Filed by CIK 0000944388

## Reporting persons
- 1832 Asset Management L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 180,056; shared voting power 0; sole dispositive power 434,477; shared dispositive power 0; aggregate amount beneficially owned 434,477 (6.21403% of the class)
- MD Financial Management Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 168,838; shared voting power 0; sole dispositive power 407,407; shared dispositive power 0; aggregate amount beneficially owned 407,407 (5.82687% of the class)

## Item 1. Issuer
Name of issuer: Crescent Private Credit Income Corp.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CALIFORNIA 90025

## Item 2. Person Filing
Name of person filing:
1832 Asset Management L.P.
MD Financial Management Inc.
Address of principal business office or, if none, residence:
Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, M5H 0B4 Canada
1870 Alta Vista Drive, Ottawa, Ontario, K1G 6R7, Canada
Citizenship:
Canadian
Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser

## Item 4. Ownership
Amount beneficially owned: 841884
Percent of class: 12.0409
Sole power to vote or to direct the vote: 348894
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 841884
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Fund Manager and Portfolio Manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Power of Attorney

## Signatures
- 1832 Asset Management L.P.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (02/14/2025)
- MD Financial Management Inc.: /s/ Kevin Brown, Vice President, Asset Management Compliance, Bank of Nova Scotia (02/14/2025)